# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ASCENT INDUSTRIES CO., CIK 0000095953
CUSIP: 871565107
Title of class of securities: Common Stock, par value $1.00 per share
Address of issuer's principal executive offices: 20 N. MARTINGALE RD, SUITE 430, SCHAUMBURG, Illinois (IL), 60173
Date of event which requires filing of this statement: 10/21/2025
Amends the filing with accession number 0000921895-25-001719
Filed by CIK 0002036142
Persons authorized to receive notices and communications: CHRISTOPHER MARTIN, JUMANA CAPITAL INVESTMENTS LLC, 1717 St. James Place, Suite 335, Houston, Texas (TX), 77056, 281-915-2704; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Jumana Capital Investments LLC (CIK 0002036142): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: working capital (WC); sole voting power 0; shared voting power 385,328; sole dispositive power 0; shared dispositive power 385,328; aggregate amount beneficially owned 385,328 (4.1% of the class)
- Martin Christopher Ross (CIK 0002041913): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 385,328; sole dispositive power 0; shared dispositive power 385,328; aggregate amount beneficially owned 385,328 (4.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $1.00 per share
Name of issuer: ASCENT INDUSTRIES CO.
Address of issuer's principal executive offices: 20 N. MARTINGALE RD, SUITE 430, SCHAUMBURG, Illinois (IL), 60173

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Jumana Capital were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 385,328 Shares directly owned by Jumana Capital is approximately $4,367,825, excluding brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on 9,368,002 Shares outstanding as of August 4, 2025, which is the total number of Shares outstanding as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2025.

As of the date hereof, Jumana Capital directly beneficially owned 385,328 Shares, constituting approximately 4.1% of the Shares outstanding.

Mr. Martin, as the Manager of Jumana Capital, may be deemed to beneficially own the 385,328 Shares owned by Jumana Capital, constituting approximately 4.1% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The transactions in securities of the Issuer by the Reporting Persons during the past 60 days are set forth in Exhibit 1 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated to read as follows:

As of October 21, 2025, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

1 - Transactions in Securities.

## Signatures
- Jumana Capital Investments LLC: /s/ Christopher R. Martin, Christopher R. Martin, Manager (10/23/2025)
- Martin Christopher Ross: /s/ Christopher R. Martin, Christopher R. Martin (10/23/2025)